UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                         Commission File Number:
                                                                -------------

(Check One):
    [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:   June 30, 2001
                        -------------

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:
                                      --------------------

------------------------------------------------------------------------------

           Nothing in this form shall be construed to imply that
       the Commission has verified any information contained herein.
------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

THE NASDAQ STOCK MARKET, INC.
------------------------------------------------------------------------------
Full Name of Registrant

------------------------------------------------------------------------------
Former Name if Applicable

ONE LIBERTY PLAZA
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10006
------------------------------------------------------------------------------
City, State and Zip Code





PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         Please see Attachment A

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David P. Warren                (212)                 858-5173
------------------------------------------------------------------------------
         (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes           [  ] No



------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

         [X] Yes                    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Attachment A

------------------------------------------------------------------------------



                       THE NASDAQ STOCK MARKET, INC.
------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 9, 2001              By: /s/David P. Warren
-----------------------------------------------------------------------------
                                            David P. Warren
                                            EXECUTIVE VICE PRESIDENT, CHIEF
                                            ADMINISTRATIVE OFFICER AND ACTING
                                            CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
------------------------------------------------------------------------------
         Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------




                                                               Attachment A

         The Company and the staff (the "Staff") of the U.S. Securities and Exchange Commission have been engaged in discussions with respect to the application of Staff Accounting Bulletin No. 101 ("SAB 101") to the Company's recognition of revenue from the services it provides to issuers listed on Nasdaq. SAB 101 became effective in the fourth quarter of 2000. In connection with the Company's discussions with the Staff, the Company's management and its outside independent accountants are devoting substantial time and effort to collecting and reviewing historical listing data. In light of the fact that the Company's discussions with the Staff about the outcome of the data review have not been concluded, the Company is unable to timely file the Form 10-Q for the second quarter ended June 30, 2001. In addition, until these discussions are concluded, the Company is unable to provide a reasonable estimate as to any impact on its results of operations for its quarter ended June 30, 2000.